GROUPE COURTOIS

Comptes semestriels Au 30 juin 2006

Conseil d'administration du 12 octobre 2006

Sommaire :

I- RAPPORT D'ACTIVITE au 30 juin 2006

<u>A : Changement de méthode</u>

En application de l'option prévue par la norme IFRS1, la juste valeur des immeubles de placement constituait au 31 décembre 2005 un coût historique (coût présumé), donnant lieu à des amortissements.

Au 30 juin 2006, c'est la méthode de la juste valeur qui est appliquée.

La conséquence de ce changement de méthode est la reprise des amortissements précédemment constatés ce qui a pour effet rétrospectif : -

- d'augmenter les capitaux propres au 31 décembre 2005 de 223 K€ (216 K€ part du groupe et 7 K€ part des minoritaires)
- d'augmenter le résultat au 31 décembre 2005 de 115 K€(112 K€ part du groupe et 3 K€ part des minoritaires)

B : Activité du Groupe et évènements importants au cours du 1er semestre 2006.

L'insuffisance d'activité résulte :

sur Paris

1. de la préemption administrative d'un immeuble dans le 3ème arrondissement
2. du dossier non réalisé dans le 4ème arrondissement
3. du décalage d'un dossier dans le 10ème arrondissement suite à une consolidation de sol

A noter, la vente du terrain pour l'hôtel Radisson sur Toulouse Blagnac à des investisseurs le 2 juin 2006.

C : Sur 2006 l'activité globale sera en diminution de 20 % environ par rapport à 2005 avec une rentabilité préservée.

Comme indiqué la préemption par la Ville de Paris sur le dossier du 3ème arrondissement a privé la FIC d'un chiffe d'affaires estimé à 1,4 million d'Euros sur le 1er semestre 2006.

D'autre part le dossier du 10ème arrondissement retardé par des travaux d'étude de sol se traduit par un manque de chiffre d'affaires estimé à 1,5 million d'Euros en 2006.

Les relations avec les locataires n'ont pas subi de dégradation et les appartements leur sont proposés systématiquement à l'achat.

Le projet à proximité du Cancéropole de Toulouse continue à être instruit.

D- **Note 34- Evènements postérieurs à la clôture de l'exercice**

Les acquisitions en cours sont :

- un immeuble de 679 m² à Asnières
- un immeuble de 480 m² à Colombes
- une construction de 63 logements au cœur de Toulouse, part FIC 35 % en attente des autorisations.

En juillet 2006 La société Foncière Immobilière Courtois a obtenu l'encaissement d'une créance à l'encontre de la société SAS Vinci ex Sorif soit un principal de 270 K€

Concernant la charge fiscale imprévue, liée au dossier des terrains de Blagnac, entièrement provisionné en 2005, la société Foncière Immobilière Courtois a décaissé 134 K€ en juillet 2006 et obtenu en septembre 2006 de la part de l'administration fiscale un dégrèvement de 24 K€ sur 54 K€ de pénalités de retard.

GROUPE COURTOIS

Comptes consolidés
Au 30 juin 2006

(suivant le référentiel IFRS)

II- Annexe des comptes consolidés

I - Etats financiers consolidés – Normes IFRS

BILANS CONSOLIDES – Actif
Au 30 juin 2006 (en Keuros)

ACTIFS	Notes	30 juin 2006	31 déc 2005
		en Keuros	
Actifs non Courants		**7 136**	**7 154**
Immobilisations incorporelles (6)		-	-
Immobilisations corporelles (7)			
- Immeubles de Placement (7.1)(2.6)		6 145	6 142
- Constructions aménagements (7.2)		25	28
- Autres (7.2)		45	45
Immobilisations financières (9-13)		921	939
Actifs Courants		**17 765**	**10 341**
Stocks (10-13)		16 206	7 933
Clients et comptes rattachés (11)		43	-
Autres créances et comptes de régularisation (12-13)		645	881
Trésorerie et Equivalents de Trésorerie (14)		871	1 527
Total des Actifs		**24 901**	**17 495**

BILANS CONSOLIDES- Passif
(en Keuros)

CAPITAUX PROPRES ET PASSIFS	30 juin 2006	31-déc-2005
Capitaux Propres part du Groupe	**11 579**	**11 455**
Capital émis (15)	1 674	1 674
Primes	455	455
Réserves consolidées (15.3) (15.4)	9 073	8 731
Résultat Consolidé (16)	377	596
Intérêts Minoritaires	**314**	**319**
Passifs Non Courants	**4 754**	**2 093**
Emprunt et dettes financières LT (17.1)	3 354	701
Impôts Différés (30.3)	1 394	1 386
Provisions Lt (18)	6	6
. *Passifs Courants*	**8 254**	**3 628**
Fournisseurs et autres Créditeurs (19)	1 873	948
Emprunts et dettes financières CT (17.2)	6 065	2 661
Provisions CT (18)	284	-
Impôt Exigible (30.4)	32	19
Total Des Capitaux Propres et Des Passifs	**24 901**	**17 495**

COMPTE DE RESULTAT CONSOLIDE
Au 30 juin 2006 (en Keuros)

Notes	30 juin 2006	30 juin 2005	31-déc-2005
CA – Immeubles de Placement (loyers et charges)(5)	362	354	710
CA – Ventes Immobilières, loyers et autres (5)	4 078	5 269	10 079
Total Chiffre d'affaires (20)	**4 440**	**5 623**	**10 789**
Autres produits de l'activité			
Achats consommés (21)	(2 840)	(3 878)	(7 717)
Charges de personnel (22)	(25)	(25)	(48)
Charges externes	(819)	(912)	(1 666)
Impôts et taxes (23)	(64)	(59)	(114)
Dotations. aux amortissements(hors immeubles de placement)	(4)	(4)	(9)
Dotations aux provisions	(276)	(6)	(10)
Variation des stocks de produits en cours et de produits finis			-
Autres charges d'exploitation	(19)	(26)	(105)
Résultat opérationnel courant	**393**	**713**	**1 120**
Autres produits et charges opérationnels (24)	186		
Résultat opérationnel	**579**	**713**	**1 120**
Produits de Trésorerie et d'équivalents de trésorerie (25)	3	8	16
Coût de l'endettement financier brut (26)	(195)	(169)	(264)
Coût de l'endettement financier net	**(192)**	**(161)**	**(248)**
Autres produits et charges financiers (29)	**186**	**32**	**67**
Charge d'impôt (30)	**(185)**	**(192)**	**(325)**
Quote part du résultat net des sociétés mises en équivalence			-
Résultat net avant résultat des activités arrêtées ou en cours de cession	**388**	**392**	**614**
Résultat net	**388**	**392**	**614**
Part Du Groupe	**377**	**384**	**596**
Intérêts Minoritaires	**11**	**8**	**18**
Résultat par action (16)	**5,18 €**	**5,28 €**	**8,19 €**
Résultat dilué par action (16)	**5,18 €**	**5,28 €**	**8,19 €**

Tableau des flux de Trésorerie Nette
(en milliers d'Euros)
au 30 juin 2006

	30 juin 2006	30/06/05	31/12
Résultat net consolidé (y compris intérêts minoritaires)	**388**	**392**	**6**
+/- Dotations nettes Amortissements et provisions	*134*	*(143)*	*(1*
..(à l'exclusion de celles liées à l'actif circulant)			
-/+ Gains et pertes latents liés aux variations de juste valeur	*18*	*18*	
-/+ Plus et moins-values de cession	*102*	*-*	
Capacité d'autofinancement après coût de l'endettement financier net et impôt	**642**	**267**	**5**
+ Coût de l'endettement financier net (24.25)	*192*	*161*	
+/- Charge d'impôt (y compris impôts différés) (29)	*185*	*192*	
Capacité d'autofinancement avant coût de l'endettement financier net et impôt	**1 019**	**620**	**1**
- impôt versé	(164)	(182)	(3
+/- Variation du BFR lié à l'activité	(7 155)	3 371	65
= FLUX NET DE TRESORERIE GENERE PAR L'ACTIVITE	**(6 300)**	**3 809**	**74**
- Décaissement lié aux acquisitions d'immobilisations corporelles et incorporelles (7)	*(3)*	*-*	*(1*
Décaissements liés aux acquisitions d'immobilisations financières	*(4)*	*-*	
+ Encaissements liés aux cessions d'immobilisations corporelles et incorporelles	*-*	*141*	
+ Encaissements liés aux cessions d'immobilisations financières (titres non consolidés) (9)	*55*	*120*	
+/- Incidence des variations de périmètre	*-*	*-*	
= FLUX NET DE TRESORERIE LIE AUX OPERATIONS D'INVESTISSEMENT	**48**	**261**	
. Dividendes versés aux actionnaires de la société mère……………….	*(255)*	*(255)*	*(2*
. Dividendes versés aux minoritaires des sociétés intégrées…………..	*(16)*	*(65)*	
+ Encaissement lié aux nouveaux emprunts	*8 073*	*253*	
- Remboursement d'emprunts (y compris contrats de location financement)	*(2 014)*	*(4 421)*	*(78*
- Intérêts financiers nets versés (y compris contrats de location financement)	*(192)*	*(161)*	*(2*
= FLUX NET DE TRESORERIE LIE AUX OPERATIONS DE FINANCEMENT	**5 596**	**(4 649)**	**(80**
Variation de trésorerie NETTE	***(656)***	***(578)***	***(55***

Variation des Capitaux propres consolidés

En milliers €	Capital	Primes	Réserves Consolidées	Résultat Exercice	Total Capitaux Propres Groupe (15)	Intérêts Des Minoritaires
Au 31/12/2003	**1674**	**455**	**5 377**	**666**	**8172**	**317**
Affectation du Résultat			346	(666)	(320)	(16)
Impact de l'adoption des normes IFRS			2 599		2 599	12
Résultat de l'exercice 2004				556	556	58
Acquisition de titres des minoritaires			2		2	(8)
Au 31/12/2004	**1674**	**455**	**8 324**	**556**	**11 009**	**362**
- Affectation du Résultat			301	(556)	(255)	(65)
- Résultat de l'exercice au 31/12/2005				596	596	18
Changement de méthode -cf note 4 (norme IAS 40)			105		105	3
Au 31 décembre 2005 (1)	**1 674**	**455**	**8 731**	**596**	**11 455**	**319**
- Affectation du Résultat			340	(596)	(255) dividendes versés	(16)
- Résultat de l'exercice au 30/06 2006				377	377	11
Au 30 juin 2006	**1 674**	**455**	**9 073**	**377**	**11 579**	**314**

1- Impact du changement de méthode sur les capitaux propres publiés au 31 décembre 2005

En milliers €	Capital	Primes	Réserves Consolidées	Résultat Exercice	Total Capitaux Propres Groupe (15)	Intérêts Des Minoritaires
Au 31/12/2003	1674	455	5 377	666	8172	317
Affectation du Résultat			346	(666)	(320)	(16)
Résultat de l'exercice 2004				416	416	70
Acquisition de titres des minoritaires			2		2	(8)
Au 31/12/2004	1674	455	5 725	416	8 270	362
Impact de l'adoption Des normes IFRS			2 740		2 740	
- Affectation du résultat			161	(416)	(255)	(65)
- Résultat de l'exercice au 31/12/2005				484	484	15
Au 31 décembre 2005 publié	**1 674**	**455**	**8 626**	**484**	**11 239**	**312**
Changement de méthode (norme IAS 40)			105	112	216	7
Au 31 décembre 2005 (changement de méthode)	**1 674**	**455**	**8 731**	**596**	**11 455**	**319**

II- Sommaire de l'annexe aux états financiers consolidés

Note 1 – Généralités

Le conseil d'administration du 12 octobre 2006 a arrêté les états de synthèse consolidés au 30 juin 2006

Note 2- Méthodes comptables

L'établissement des états financiers consolidés préparés conformément aux normes IFRS implique que le Groupe procède à un certain nombre d'estimations et retienne certaines hypothèses qui affectent le montant des actifs et passifs ainsi que les produits et charges enregistrés sur la période. Des changements des faits et circonstances peuvent amener le groupe à revoir ces estimations.

Nature des retraitements:

Les amortissements sur les immeubles de placement ne sont plus constatés pour le bilan d'ouverture IFRS au 1er janvier 2004.

Le bilan d'ouverture tel que présenté au 30 juin 2006 intègre l'évaluation à la juste valeur des immobilisations financières de la société STP au 30 juin 2005

La note numéro 4 détaille les divergences avec les principes comptables français antérieurement appliqués et leurs effets chiffrés sur le bilan d'ouverture et résultat au 30 juin 2005 et 31 décembre 2005.

Changement de méthode

En application de l'option prévue par la norme IFRS1, la juste valeur des immeubles de placement constituait au 31 décembre 2005 un coût historique (coût présumé), donnant lieu à des amortissements.

Au 30 juin 2006, c'est la méthode de la juste valeur qui est appliquée.

La conséquence de ce changement de méthode est la reprise des amortissements précédemment constatés ce qui a pour effet rétrospectif : -

- d'augmenter les capitaux propres au 31 décembre 2005 de 223 K€(216 K€ part du groupe et 7 K€ part des minoritaires)
- d'augmenter le résultat au 31 décembre 2005 de 115 K€(112 K€ part du groupe et 3 K€ part des minoritaires)

cf. note 4

2.1/ Déclaration de conformité

En application du règlement n°1606 / 2002 adopté le 19 juillet 2002 par le Parlement et le Conseil Européen, les comptes consolidés du groupe COURTOIS S.A. sont établis conformément au référentiel IFRS tels qu'adoptés dans l'Union Européenne.
Les Comptes consolidés semestriels sont arrêtés par le Conseil d'Administration de Courtois S.A. et présentés conformément à la recommandation n°2004-R.02 du 27/10/04 du CNC.

Le but recherché par l'application des normes IFRS est de fournir une information intelligible et pertinente, fiable et comparable pour les utilisateurs. La fiabilité signifie que l'information financière doit présenter une image fidèle des transactions et autres évènements. En conséquence, il s'avère nécessaire que ceux-ci soient comptabilisés et présentés conformément à leur substance et à leur réalité économique et non pas seulement d'après leur forme juridique.

2.2/ Présentation des états financiers

Les états financiers consolidés sont présentés en milliers d' €uros.

Les actifs destinés à être cédés ou consommés au cours du cycle d'exploitation normal du Groupe, les actifs détenus dans la perspective d'une cession dans les douze mois suivant la clôture de l'exercice ainsi que la trésorerie et les équivalents de trésorerie constituent des actifs courants. Tous les autres actifs sont non courants.

Les dettes échues au cours du cycle d'exploitation normal du Groupe ou dans les douze mois suivant la clôture de l'exercice constituent des dettes courantes. Toutes les autres dettes sont non courantes.

2.3/ Principes de consolidation

Les filiales sont des entreprises contrôlées par le groupe. Le contrôle existe lorsque le groupe détient le pouvoir de diriger, directement ou indirectement, les politiques financières et opérationnelles de l'entreprise de manière à obtenir des avantages des activités de celles-ci. Le contrôle est généralement présumé exister si le groupe détient la moitié des droits en vote de l'entreprise contrôlée.

- Les sociétés dans lesquelles Courtois SA exerce directement ou indirectement un contrôle majoritaire sont intégrées globalement.

- L'intégration proportionnelle est appliquée aux sociétés en cas de contrôle conjoint avec les partenaires.
- Une filiale ou une participation est laissée en dehors du périmètre de consolidation lorsque les restrictions sévères et durables remettent en cause substantiellement :
  - le contrôle ou l'influence exercée par la société consolidante sur la filiale ou la participation
  - ou les possibilités de transfert de fonds par la filiale ou la participation.

  Les titres de ces filiales non significatives sont classés en tant qu'actifs non courants

Toutes les transactions significatives réalisées entre les sociétés consolidées ainsi que les profits internes significatifs sont éliminés.

Les principes comptables et les méthodes d'évaluation appliqués aux divers postes du bilan et du compte de résultat sont les suivants :

2.4/ Immobilisations incorporelles

Les immobilisations incorporelles comprennent essentiellement les logiciels utilisés par les sociétés du groupe.

2.5/ Immobilisations corporelles

Les immobilisations corporelles sont évaluées à leur juste valeur au 1er janvier 2004.
Elles sont amorties selon leurs composants et selon le mode linéaire en fonction de la durée probable d'utilisation par l'entreprise. Lorsqu'une immobilisation corporelle a des composants significatifs ayant une durée d'utilité différente, ces dernières sont comptabilisées séparément :

2.6/ Immeubles de Placement :

Les immeubles de placement sont des biens immobiliers détenus pour en retirer des loyers ou pour valoriser le capital, ou les deux, plutôt que pour :
- les utiliser dans la production ou la fourniture de biens ou de services ou à des fins administratives ;
-les vendre dans le cadre de l'activité ordinaire.

Conformément à l'option offerte par IAS 40, les immeubles de placement sont évalués à la juste valeur et la différence de valeur d'une date de clôture à une autre est portée dans le résultat de l'exercice.

La juste valeur est déterminée par un expert indépendant selon un rythme annuel, en fonction du marché, de la qualité des immeubles, de leur localisation, de la surface, de leur affectation et de leur état locatif.

Les expertises ont été effectuées par le Groupe fin de l'année 2004 début 2005 à l'exception de 4 lots achetés à Paris au prix du marché en 2004 et 2005.

De part notre connaissance du marché et compte tenu de la nature des immeubles concernés, nous n'avons pas connaissance d'indication de variation significative de la juste valeur depuis que ces expertises ont été réalisées.

2.7/ Autres

Agencements et aménagements des constructions	10 ans
Matériel informatique	5 ans
Matériel et mobilier de bureau	5 à 10 ans

2.8/ Immobilisations financières

a) Participations non consolidées

Ce poste comprend des titres de sociétés, dont certaines sont cotées.
Ils sont comptabilisés pour leur coût d'achat et à chaque clôture des comptes ils sont évalués à leur juste valeur, soit pour les sociétés cotées, au cours de bourse de clôture et pour les autres sociétés, en fonction de la quote part des capitaux propres.

b/ Titres immobilisés de l'activité de Portefeuille (TIAP)

Comprennent essentiellement des titres de fonds de capital –risque constituant un investissement à plus ou moins longue échéance pour en retirer une rentabilité satisfaisante.
Il s'agit de titres immobilisés de l'activité de portefeuille (TIAP) évalués à la juste valeur.

2.9/ Stocks

Les en-cours de production immobilière sont évalués à leur coût de production.
En ce qui concerne les immeubles comptabilisés en stock pour un montant de 16 112 K€ l'évaluation est établie, après prise en compte essentiellement du prix d'acquisition, des frais sur acquisition, des travaux, et frais y afférent.
Ils ne comprennent pas les frais financiers.
Ils font l'objet, le cas échéant, d'une provision pour dépréciation.

Les frais de notaire et de privilège de prêteur de deniers afférents au prêt pour l'acquisition des immeubles comptabilisés antérieurement en stock, sont imputés pour les nouveaux achats directement en charges à partir du 1er janvier 2006

2.10/ Trésorerie équivalents de trésorerie

La trésorerie et équivalents de trésorerie comprennent les liquidités et les placements à court terme.
Ces actifs sont évalués à leur juste valeur.

2.11/ Dividendes

2.12/ Créances

Les créances d'exploitation sont enregistrées à leur juste valeur.
Leur perte de valeur est le cas échéant constatée en compte de résultat.

2.13/ Provisions

A la clôture de l'exercice un passif est comptabilisé lorsque le groupe à une obligation à l'égard d'un tiers et qu'il est probable ou certain que cette obligation provoquera une sortie de ressource au bénéfice de ce tiers sans contrepartie au moins équivalente attendu de celui-ci.

2.14/ Fournisseurs et autres créditeurs

Les dettes commerciales et les autres dettes sont évaluées à la juste valeur.

2.15/ Impôt différé

L'impôt différé est calculé selon le dernier taux connu à la clôture de l'exercice.
Le taux de base de l'impôt sur les sociétés en France au 31/12/2005 et au 30/06/2006 est de 33,33%.

2.16/ Résultat et résultat dilué par action

Le résultat par action est issu du rapport du résultat net consolidé part du groupe et du nombre d'actions composant le capital de la société consolidante.
Le résultat dilué par action est identique, dès lors qu'il n'existe pas d'éléments dilutifs ni relutifs.

Note 3- Variation du Périmètre de consolidation

Le tableau ci-dessous récapitule l'ensemble des sociétés comprises dans le périmètre de consolidation.

Les sociétés sont consolidées par intégration globale (IG) à l'exception d'une seule qui l'est par intégration proportionnelle (IP).

Modification du périmètre de consolidation :

Nom des Sociétés	**Adresses**	**N°Siren**	**Méthode de Consolidation**	**% d'intérêt 30 juin 2006**	**% d'inté 31/12/2**
COURTOIS SA	3 rue Mage-31000 Toulouse	540802105	Mère	100%	100%
Société Toulousaine de Portefeuille (Stp)	3 rue Mage-31000 Toulouse	349705830	IG	99,96%	99,96'
Foncière Immobilière Courtois (Sfic)	3 rue Mage-31000 Toulouse	320942949	IG	99,99%	99,99'
SCI Rémusat	3 rue Mage-31000 Toulouse	327235347	IG	57,50%	57,50'
SCI Nord Invest	3 rue Mage-31000 Toulouse	409485448	IG	100%	100%
SCI Bonnefoy	3 rue Mage-31000 Toulouse	410342638	IG	100%	100%
SCI Caudra	3 rue Mage-31000 Toulouse	408595163	IG	99,99%	99,99'
SCI Port Invest	3 rue Mage-31000 Toulouse	410961593	IG	100%	100%
SCI Ampère Stratège	3 rue Mage-31000 Toulouse	423721935	IG	100%	100%
SARL La Gironde	3 rue Mage-31000 Toulouse	434377800	IG	51%	51%
SARL L'Ariège	3 rue Mage-31000 Toulouse	438183329	IG	100%	100%
SARL Blagnac Groupe D'or 2005	8 chemin de la Terrasse 31500 Toulouse	484983085	IP	50%	50%

Sarl Blagnac Groupe d'Or 2005 clôture au 31/12 et a une durée de 13 mois pour le 1er exercice, la Société STP clôture au 30/06/2006, ces 2 sociétés font l'objet d'un arrêté des comptes intermédiaires afin d'harmoniser les dates de clôture de toutes les sociétés du groupe.

NOTE 4 – Informations sur le changement de méthode en application des normes IFRS

En application de l'option prévue par la norme IFRS1, la juste valeur des immeubles de placement constituait au 31 décembre 2005 un coût historique (coût présumé), donnant lieu à des amortissements.

Pour l'établissement des comptes clos au 30/06/2006 un changement de méthode a été effectué suite à l'application de la méthode préférentielle de la norme IAS 40, à savoir la juste valeur sans amortissement. Cette méthode est plus conforme à la notion de juste valeur, elle reflète de façon plus précise la valorisation réelle de ces biens. Elle est de plus appliquée par la majorité de la profession.

Les normes IFRS imposent également d'évaluer les titres détenus dans le cadre d'une activité de portefeuille ou les titres de placement à leur juste valeur.

Ces changements comptables sont accompagnés de la prise en compte de la fiscalité latente, ayant pour effet d'atténuer l'impact des changements.

L'impact sur les capitaux propres, le résultat et les principaux postes du bilan est synthétisé dans les tableaux suivants :

Libellé	Capitaux propres au 01/01/2005		Résultat au 30/06/05			Cap taux propres au 30/06/2005	
	Groupe	Minori	Groupe	Mino		Groupe	Mino
Anciennes options	**11 009**	**326**	**349**	**7**		**10 938**	**304**
Adoption juste valeur sur les immeubles	+ 104	+ 3	+ 56	+ 1		+ 160	+ 5
Adoption de la juste valeur sur les actifs financiers et monétaires	+176		-21			+155	
Normes IFRS Nouvelles options	**11 289**	**329**	**384**	**8**		**11 253**	**309**

Libellé	Capitaux propres au 01/01/2005		Résultat au 31/12/05			Cap taux propres au 31/12/2005	
	Groupe	Minori	Groupe	Mino		Groupe	Mino
Ancienne option	**11 009**	**326**	**484**	**15**		**11 239**	**312**
Adoption juste valeur sur les immeubles	+ 104	+ 4	+ 112	+ 3		+ 216	+7
Normes IFRS Nouvelles options	**11 113**	**330**	**596**	**18**		**11 455**	**319**

Note 5- Information Sectorielle

L'activité du groupe s'oriente autour de 4 activités :
- Rénovateur (marchand de biens) en région parisienne
- Promotion Immobilière en région toulousaine
- Gestion de biens immobiliers en Midi-Pyrénées et région parisienne
- Gestion de titres de participation financière

(Les dettes, les créances et les frais généraux qui correspondent aux frais de cotation de la société mère sont répartis en fonction de la marge brute de chaque filiale consolidée sur les différents secteurs d'activité)

La contribution de chacune de ces activités dans nos comptes semestriels est la suivante:

5-1 - Bilan – Actif Consolidé par Secteur d'Activité
(en Keuros)
Au 30 juin 2006

	30 juin 2006						31 décembre 2005					
ACTIF	Activité Marchand De Biens	Activité Promo Immo	Activité Gestion Immeubl	Activité Gestion De Portefeu	Non Affec	Total	Activite Marchand De Biens	Activité Promo Immo	Activité Gestion Immeubl	Activité Gestion De Portefeu	Non Affec	T
Actifs Non Courants	**76**	**-**	**6 145**	**915**	**-**	**7 136**	**75**	**-**	**6 173**	**906**	**-**	
Immobilisations Incorporelles												
Immo corporelles(Imm de placement)		-	6 145	-		6 145		-	6 142	-		
Immobilisations corporelles autres	70	-		-		70	73	-		-		
Immobilisations financières	6	-	-	915	-	921	2		31	906		
Titres mis en équivalence												
Actifs Courants	**16 395**	**1 175**	**186**	**9**		**17 765**	**9 037**	**1 166**	**129**	**9**		
Stocks	15 124	1 082				16 206	6 911	1 022	-	-		
Clients et comptes rattachés	43		-	-	-	43						
Autres créances et comptes de régularisation	599	15	31		-	645	843	21	17			
Trésorerie et Equivalent de Trésorerie	629	78	155	9		871	1 283	123	112	9		
Total des Actifs	**16 468**	**1 175**	**6 334**	**924**	**-**	**24 901**	**9 112**	**1 166**	**6 302**	**915**		

5-2- Bilan – Passif Consolidé par Secteur d'Activité
(en Keuros)
AU 30 juin 2006

PASSIF	30 juin 2006						31 décembre 2005					
	Activité Marchand de Biens	Activité Promotion	Activité Gestion Immeubl	Activité Gestion De Portefeu	Montant Non Affecté	Total	Activité Marchand de Biens	Activité Promotion	Activité Gestion Immeubles	Activité Gestion De Portefeuill	Montant Non Affecté	To
Capitaux Propres et Passifs	**775**	**1**	**647**	**(913)**	**11 069**	**11 579**	**769**		**860**	**(959)**	**10 785**	**11**
Capital Emis					1 674	1 674					1 674	1
Primes					455	455					455	
Réserves Consolidées	590	-	477	(934)	8 940	9 073	549		528	(1 002)	8 656	8
Résultat Consolidé	185	1	170	21		377	220		333	43		
Intérêts Minoritaires	**59**	**-**	**254**	**1**	**-**	**314**	**58**		**260**	**1**		
Passifs Non Courants	**3 066**	**-**	**1 675**	**13**	**-**	**4 754**	**402**		**1 678**	**13**		**2**
Emprunt et dettes financières LT	3 055	-	299	-		3 354	396		305			
Impôt Différé	7		1 374	13		1 394	2		1 371	13		1
Provisions LT	4	-	2	-		6	4		2			
Passifs Courants	**7 792**	**32**	**255**	**175**	**-**	**8 254**	**3 110**	**23**	**294**	**201**		**3**
Fournisseurs et autres Créditeurs	1 558	26	119	170	-	1 873	611	20	117	200		
Emprunts et dettes Financières CT	5 923	6	136	-	-	6 065	2 481	3	177			2
Provisions CT	284	-	-	-	-	284						
Impôt Exigible	27	-	-	5	-	32	18			1		
Total Des Capitaux Propres et Des Passifs	**11 692**	**33**	**2 831**	**-724**	**11 069**	**24 901**	**4 339**	**23**	**3 092**	**(744)**	**10 785**	**17**

Les montants non affectés correspondent au capital, prime et réserves consolidées de la société mère.

5-3 Compte de résultat consolidé En K€ par Secteurs d'Activité
(en Keuros)
Au 30 juin 2006

	30 juin 2006					31 décembre 2005				
	Activité Marchand de Biens	Activité Promotion	Activité Gestion Immeubles	Activité Gestion De Port	Total	Activité Marchand de Biens	Activité Promotion	Activité Gestion Immeubles	Activité Gestion De Port	T
Chiffre d'affaires	**4 078**	**-**	**362**	**-**	**4 440**	**10 079**	**-**	**710**		
Autres produits d'exploitation										
Achats consommés	(2 840)	-	-	-	(2 840)	(7 717)	-			
Charges de personnel	(18)		(7)		(25)	(35)	-	(13)		
Charges externes	(763)	-	(51)	(5)	(819)	(1 563)	-	(103)		
Impôts et taxes	(40)	-	(24)		(64)	(69)	-	(45)		
Dot. Aux amortissements	(4)				(4)	(7)	-	(2)		
Dot. aux provisions	(277)			1	(276)	(9)	-		(1)	
Variation des stocks de produits en cours et …										
Autres charges d'exploitation	(13)		(6)		(19)	(96)	-	(9)		
Résultat opérationnel courant	**123**	**-**	**274**	**(4)**	**393**	**583**	**-**	**538**	**(1)**	
Autres produits et charges opérationnels	**338**			**(152)**	**186**	**-**	**-**	**-**	**-**	
Résultat opérationnel	**461**	**-**	**274**	**(156)**	**579**	**583**	**-**	**538**	**(1)**	
Coût de l'end et. Financier net	**(185)**	**1**	**(8)**	**-**	**(192)**	**(241)**	**-**	**(7)**		
Autres produits et charges financières	**-**	**-**		**186**	**186**	**-**	**-**	**-**	**67**	
Charge d'impôt	**(90)**	**-**	**(86)**	**(9)**	**(185)**	**(121)**	**-**	**(181)**	**(23)**	
Quote-part des stés mises en équivalence	-	-	-	-	-	-	-	-	-	
Résultat net avant résultat des activités arrêtées ou en cours de cession	**186**	**1**	**180**	**21**	**388**	**221**	**-**	**350**	**43**	
Résultat net	**186**	**1**	**180**	**21**	**388**	**221**	**-**	**350**	**43**	
Part du Groupe	**185**	**1**	**170**	**21**	**377**	**220**	**-**	**333**	**43**	
Intérêts minoritaires	**1**	**-**	**10**	**-**	**11**	**1**	**-**	**17**	**-**	

1- Les ventes interactvités: néant

Note 6 : Immobilisations incorporelles

(en milliers d'euros)	31/12/05	Augmentation	Diminution	30/06/06
Brut	4			4
Amortissement	(4)			(4)
Valeur nette	**0**	**0**		**0**

Note 7 : Immobilisations corporelles

La valeur brute et les amortissements sont détaillés dans le tableau suivant :

7-1 Immeubles de Placement

(en milliers d'euros)	31/12/05	Acquis.	Cessions	Divers	30/06/2006
Terrains	1 615				1 615
Terrain à bâtir (1)	60				60
Constructions	4 495	3			4 498
Valeur brute	**6 170**	**3**			**6 173**
Amortissements provisions (1)	**(28)**				**(28)**
Valeur Nette	**6 142**	**3**			**6 145**

1- Ce terrain est classé en zone rouge inondable, une dépréciation de 28 K€ a été passé en 2003 dans l'attente d'éléments nouveaux.

7-2 Autres

(en milliers d'euros)	31/12/05	Acquis.	Cessions	Divers	30/06/06
Constructions diverses	50				50
Aménagements	41				41
Matériel de transport					
Autres immo corporelles	46				46
Valeur brute	**137**				**137**
(en milliers d'euros)	31/12/05	Dotations	Dimin	Divers	30/06/06
Constructions	(26)	(3)			(29)
Aménagements	(37)				(37)
Matériel de transport					
Autres immo corp	(1)				(1)
Amortissements	**(64)**	(3)			**(67)**
Valeur nette	**73**	**(3)**			**70**

Note 8 – Participation dans les entreprises mise en équivalence

Au 30 juin 2006 il n'existe pas de société mise en équivalence.

Note 9 - Immobilisations financières

(en milliers d'euros)	31/12/05	30/06/06
Autres Immobilisations Financières (1)	2	3
Créances rattachées (1)	--	3
Autres titres immobilisés (2)	1 214	1 039
Provision pour dépréciation des autres titres immo(3)	(277)	(124)
Total	**939**	**921**

1- La société Fic a acquis 525 titres sur 1500 de la société Rivalimmo II et a apporté en fonds propres 3 K€
   2- liquidations amiables : le 30 mai 2006 de la société FBH et de la Société BV1 le 4 mai 2006.

2- Reprise de la provision sur BV3 pour un montant de 53 K€, BV1 pour 7K€ et de la société FBH 93 K€

Note 10 - Stocks

(en milliers d'euros)	31/12/05	30/06/06
Valeur Brute activité marchand de biens	6 925	15 126
Valeur brute activité promotion	1 022	1 082
Provision pour dépréciation	(14)	(2)
Total	**7 933**	**16 206**

Note 11 - Clients

(en milliers d'euros)	31/12/05	30/06/06
Clients -	-	43
Total	-	**43**

Note 12 Autres créances et comptes de régularisation

(en milliers d'euros)	31/12/05	30/06/06
Créances de TVA	9	62
Produits à recevoir (1)(2)(3)	94	494
Autres créances d'exploitation	779	90
Etat produit à recevoir	1	2
Provision dépréciation des autres créances	(27)	(33)
Charges constatées d'avance (4)	25	30
Total	881	645

1- Dont 66 K€ de loyers à encaisser au 30 juin 2006**.**

2- Le 13 avril 2006 le TGI de Toulouse a condamné la société SAS VINCI Idh ex Sorif à payer à Foncière Immobilière Courtois la somme de 270 K€ en principal en exécution d'une promesse de vente non réalisée.
Après analyse du risque avec nos avocats et en raison de l'appel une provision de 284 K€ a été constituée(cf. note 18)

3- Dont 80 K€ brut concernant le litige sur un immeuble à Paris

Note 13- Provisions pour dépréciation de l'actif

(en milliers d'euros)	31/12/05	Dotation	Reprise	30/06/06
Dépréciation des immobilisations financières	277	1	(154)	124
Dépréciation des stocks	14	2	(14)	2
Dépréciation des autres créances	27	6	(1)	32
Dépréciation des VMP	-			
Total	**318**	**9**	**(169)**	**158**

Note 14 : Trésorerie et équivalents de trésorerie

(en milliers d'euros)	31/12/05	30/06/06
Valeur comptable		
Comptes courants bancaires	1527	802
Sicav (1)	-	69
Total	**1 527**	**871**

1- Elles sont évaluées à leur juste valeur

Note 15- Capitaux Propres

15-1 composition du capital social

Le capital au 30 juin 2006 est fixé à 1 673 940 €uros divisé en action d'une valeur nominale de 23 €uros chacune. Il est entièrement libéré.

Conformément à l'article 30 des statuts, chaque membre de l'assemblée a autant de voix qu'il possède ou représente d'actions. Ce droit de vote est doublé pour toutes les actions entièrement libérées pour lesquelles il est justifié d'une inscription nominative sur les registres de la Société, depuis deux ans au moins, au nom d'un même actionnaire.

15-2 Achat d'actions par certains salariés

Néant

15-3 Réserves et Résultats nets consolidés – Part Groupe

Les différents éléments constituant les réserves consolidées, qui comprennent le résultat de l'exercice, sont les suivants :

(en milliers d'euros)	31/12/05	30/06/06
Réserve Légale	**185**	**185**
Réserves de plus values LT	-	
Autres Réserves et résultats sociaux	4 509	4 929
Autres Réserves et résultats consolidés	4 037	3 959
Total	**8 731**	**9 073**

15-4 Actions Propres

Sur les 3 derniers exercices	Nombre de titres	Valeur
31/12/2004	88	8
31/12/2005	88	8
30/06/2006	88	8

En normes IFRS les actions propres sont déduites du total des capitaux propres.

Note 16- Résultat par action

Le résultat par action est obtenu en divisant le résultat net (part du Groupe) par le nombre d'actions.

(en milliers d'euros)	31/12/05	30/06/06
Résultat net du groupe (en K€uros)	**596 249 €**	**377 209**
Nombre d'actions	72 780	72 780
Résultat en €uros par action	8,19 €	5,18 €

Note 17 : Emprunts et dettes financières

17-1 Emprunts et dettes financières Long terme

Ventilation par nature

(en milliers d'euros)	31/12/05	30/06/06
Emprunts auprès des établissements de crédit	305	299
Financement du stock immobilier	370	3 013
Dépôts et cautionnements reçus	26	42
Total	**701**	**3 354**

Les taux d'emprunt sur dettes financières sont des taux essentiellement variables pour le financement du stock immobilier.

17-2 Emprunt et dettes financières Court terme

Ventilation par nature

(en milliers d'euros)	31/12/05	30/06/06
Emprunts auprès des établissements de crédit	122	65
Financement du stock immobilier	2 432	5 800
Concours bancaires	-	
Dépôts et cautionnements reçus	73	87
Comptes courants d'associés	11	14
Autres		
Intérêts courus	23	99
Total	**2 661**	**6 065**

Note 18- Autres Provisions

(en milliers d'euros)	31/12/05	30/06/06
Provisions LT (1)	6	6
Provisions CT (2)	-	284
Total	**6**	**290**

1- Dont 6 K€ provision pour départ à la retraite.
2- litige Vinci Sorif pour un montant de 284 K€

Note 19- Fournisseurs et autres créditeurs

19-1- Dettes fournisseurs et comptes rattachés

(en milliers d'euros)	31/12/05	30/06/06
Dettes fournisseurs	28	100
Factures fournisseurs à recevoir	37	819
Total	**65**	**919**

L'ensemble des dettes fournisseurs a une échéance inférieure à un an.

Le montant des factures à recevoir concerne essentiellement des travaux habituels de rénovation des immeubles P.Ecuries, Pixerécourt et Clichy achetés par la Fic en janvier 2006

19-2 Autres dettes et comptes de régularisation

(en milliers d'euros)	31/12/05	30/06/06
Engagements de souscription (FCPR)(1)	200	170
Dettes de TVA	29	21
Dettes envers l'Etat (2) (3)	294	278
Autres dettes fiscales et sociales	10	12
Autres dettes d'exploitation (4)	350	402
Produits constatés d'avance		71
Total	**883**	**954**

1) Concerne les appels de fonds de Bv3 qui cessent statutairement à compter du 6 juillet 2005 sauf réinvestissement sur des lignes déjà existantes.

2) Dont 39 K€ liés à la taxe exceptionnelle de 2,5% libératoire de l'imposition complémentaire d'impôt payable 15/03/07.

3) Dont 189 K€ de droits supplémentaires à payer auprès de l'administration fiscale du fait que les 2 terrains à Blagnac n'ont pas pu être cédés avant l'expiration du délai fiscal de 4 ans qui s'applique à l'activité de la Sfic.

4) Dont 155 K€ de commissions supplémentaires à payer sur les lots d'immeubles vendus

Note 20- Chiffre d'affaires

(en milliers d'euros)	31/12/05	30/06/06
Ventes immobilières (1)	9 675	4 074
Loyers	1 034	594
Autres prestations de services	80	138
Total	10 789	4 440

1- Le chiffre d'affaires est réalisé exclusivement en France.
Les ventes immobilières sont réalisées sur Paris.
La Fic en date du 2 juin a cédé le petit terrain à Blagnac pour un montant de 1 900 K€.

Note 21- Achats consommés

Ils concernent les achats et les achats corrigés de la variation de stocks de la SFIC pour un montant de 2 840 K€ .
(achats d'appartements, frais accessoires, travaux, indemnités d'évictions etc.)

Les frais de notaire et de privilège de prêteur de deniers afférents au prêt pour l'acquisition des immeubles comptabilisés antérieurement en stock, sont imputés pour les nouveaux achats directement en charges à partir du 1er janvier 2006

Note 22 – Charges de Personnel

Le groupe emploie une personne cadre dans Courtois Sa.

Les deux autres personnes ainsi que la rémunération du Président transférées dans la Société Holding (non consolidée) sont refacturées au groupe pour un montant de 193 K€ charges comprises au 30 juin 2006 hors prime consolidée.

Note 23 – Impôts et Taxes

(en milliers d'euros)	31/12/05	30/06/06
Taxe professionnelle	(15)	(8)
Taxes Foncières	(63)	(35)
Imposition Forfaitaire	-	(9)
Autres impôts	(36)	(12)
Total	**(114)**	**(64)**

Note 24 – Autres Produits et Charges Opérationnels

(en milliers d'euros)	31/12/05	30/06/06
Produits de Cessions Immobilisations		5
Valeur Comptable nette des Immobilisations Fi		(157)
Produits exceptionnels (1) (2)		365
Charges Exceptionnelles (1)		(27)
Total		**186**

1- **Dont 284 K€ afférant au litige avec la société SAS Vinci Sorif (cf. note 12 et 18)**
2- **Dont 80 K€ brut lié au litige sur un immeuble à Paris (cf. note 12)**

Note 25- Produits de trésorerie et équivalents de trésorerie

(en milliers d'euros)	31/12/05	30/06/06
Plus value sur Sicav	16	3
Total	**16**	**3**

Note 26- Coût de l'endettement financier brut

(en milliers d'euros)	31/12/05	30/06/06
Intérêts d'emprunts	(16)	(8)
Intérêts sur le financement du stock	(248	(187)
Total	**(264)**	**(195)**

Note 27- Tableau de variation de l'endettement financier net

(en milliers d'euros)	Ouverture 31/12/05	Variation	Clôture 30/06/06
Trésorerie brute	-	-	-
Soldes débiteurs et concours bancaires courants	-+1527	-656	+871
Trésorerie	**+1 527**	**-656**	**+871**
Endettement financier brut	3 362	+6 057	9 419
Endettement financier net	**-+1 835**	**+ 6 713**	**+8 548**

Note 28- Rémunération des dirigeants

1/ Les rémunérations brutes allouées au titre de l'exercice aux membres des organes d'administration et de direction de l'entreprise consolidante, à raison de leurs fonctions dans les entreprises contrôlées s'élèvent à 20 K€ au titre des jetons de présence et 9 K€ au titre de la rémunération du Président.

2/ Le montant des rémunérations versé par la société holding au Président est refacturé charges comprises plus T.V.A à l'ensemble du groupe consolidé, le montant au 30 juin 2006 s'élève à 87 K€uros brut (avantages en nature inclus)

3/ Prime sur le résultat consolidé : une rémunération brute proportionnelle de 4,50% sur le résultat net d'ensemble consolidé du groupe Courtois calculée avant impôt sur les bénéfices hormis l'impact des écarts d'acquisition ultérieurs, à l'exclusion de l'incidence de la plus-value éventuelle sur l'immeuble sis 33 rue de Rémusat, 195 rue du Faubourg Bonnefoy à Toulouse et l'impact des normes IFRS applicables au 1er janvier 2005.Cette prime d'intéressement versée par la société Holding est refacturée charges comprises plus T.V.A. à Courtois SA

Le montant de la prime brute au 30 juin 2006 est de 27 547€ hors charges patronales et T.V.A.

La rémunération totale brute versée au président s'élève à 137 K€ au 30 juin 2006

Il n'y a aucun engagement ni avance aux dirigeants.

Note 29- Autres produits et charges financiers

(en milliers d'euros)	31/12/2005	30/06/06
Reprise provision Tiap	212	153
Valeur comptable éléments Tiap	(99)	
Plus ou moins values latentes (1)	(39)	(18)
Dotations aux provisions Tiap	(13)	(1)
Autres Produits Financiers (2)		50
Produits des coupons	4	1
Revenus des Créances	2	1
Total	**67**	**186**

1- concerne les variations de la juste valeur des actifs financiers de la société STP en norme IFRS.
2- 50 K€ de remboursement par Oseo Sofaris sur la prise de garantie de la société RBH investissements liquidée le 30 mai 2006.

Note 30- Impôts sur le Résultat

30-1 Charge d'impôt

(en milliers d'euros)	31/12/05	30/06/06
Impôt courant	(294)	(167)
Impôt sur les plus values LT	(2)	(10)
Impôt différé	(21)	(9)
Impôt différé sur les plus values LT	(8)	1
Total	**(325)**	**(185)**

La charges d'impôt différé est déterminée selon la méthode comptable précisée en note 2.15

30-2 La preuve d'impôt

(En milliers d'euros)	30/06/2006
Résultat de l'ensemble consolidé	**388**
Charge d'impôt	185
Résultat consolidé avant impôts	**573**
Sociétés transparentes	24
Mécénat	(2)
Jetons de présence	19
Impact retraitement dotations amortissements	
Plus value titres	
Base assujettie à l'impôt	621
Taux moyen	29,60 %
Impôt société dans les comptes consolidés	**185**

30-3 Impôts Différés

Variation de la provision pour impôts différés passifs :

	Au 31 décembre 2005			Au 30 juin 2006		
	ACTIF	PASSIF	NET	ACTIF	PASSIF	NET
Immobilisations corporelles						
Adoption de la juste valeur Sur les Immeubles		-1345	-1345		- 1352	- 1352
Incidence de réévaluation légale		-18	-18		-17	-17
Retraitement des cessions internes d'actifs immobilisés	+4		+4	+4		+4
Immobilisations financières Groupe		-9	-9		-8	-8
Adoption de la juste valeur Immobilisations financières		-14	-14		-12	-12
Actifs circulants						
Retraitement des cessions internes d'actifs circulants		-12	-12		-12	-12
Charges déductibles lors du paiement (organic, engagements retraite etc. ....)	+8		+8	+3		+3
TOTAL	**12**	**-1 398**	**-1 386**	**+7**	**-1 401**	**-1394**

Concernent essentiellement le passage aux normes IFRS avec l'option de la juste valeur sur les actifs et le retraitement des amortissements des comptes sociaux pour les immeubles de placement

30-4 Impôt Exigible

Le montant de 32 K€ est l'impôt dû au 30 juin 2006 sur les comptes consolidés

Le groupe pratique l'intégration fiscale pour les sociétés Courtois Sa, Sfic, ses filiales Sci Caudra et Bonnefoy. La convention d'intégration fiscale place chacune de ces sociétés dans la situation qui aurait été la sienne en l'absence d'intégration.

L'intégration fiscale procure au 30 juin 2006 une économie d'impôt d'un montant de 8 K€

Note 31 - Engagements donnés ou reçus

31-1- Engagements donnés :

A/ Garanties auprès de la BNP

En milliers d'euros	**31/12/05**	**30/06/06**
Privilège de prêteur de deniers montant restant à rembourser	2 632	8 813
Caution de Courtois SA avec promesse d' hypothèque	1 800	1 800

B/Garantie auprès de la Caisse d'Epargne

En milliers d'euros	31/12/05	**30/06/06**
Promesse d'hypothèque sur l'immeuble du 33 rue de Rémusat à Toulouse pouvant être inscrite jusqu'au 30/07/2012	167	156

C/ Engagements sur les honoraires de gestion des immeubles activité marchand de biens

	31/12/05	**30/06/06**
Immeuble Lefebvre	50	35
Immeuble Ruisseau	17	12
Immeuble Asnières	34	25
Immeuble Pixerécourt		32
Immeuble Clichy		54
Total engagements sur les Honoraires	101	158

31-2 Engagements reçus

1. Engagement reçu de la société PSIM SARL concernant une proposition d'achat d'un immeuble à Paris non retenu.

Note 32- Contentieux

Pas de contentieux déclaré à ce jour sauf le dossier Vinci ex Sorif précité et le flux non significatif des impayés locatifs.

Note 33- Honoraires des Commissaires Aux Comptes

Au 30 juin 2006 les honoraires versés aux commissaires aux comptes s'élèvent à K€

En milliers d'Euros TTC	EXCO FIDUCIAIRE	B.G.H
AUDIT Commissariat aux Comptes certification Examen Comptes Individuels Consolidés	12 139	2 990

Note 34- Evènements postérieurs à la clôture de l'exercice

En juillet 2006 La société Foncière Immobilière Courtois a obtenu l'encaissement d'une créance à l'encontre de la société SAS Vinci ex Sorif soit un principal de 270 K€

Concernant la charge fiscale imprévue, liée au dossier des terrains de Blagnac, entièrement provisionnée en 2005, la société Foncière Immobilière Courtois a décaissé 134 K€ en juillet 2006 et obtenu en septembre 2006 de la part de l'administration fiscale un dégrèvement de 24 K€ sur 54 K€ de pénalités de retard.

Des pourparlers avancés sont en cours pour deux immeubles situés à Asnières et à Colombes.

Dans l'attente des autorisations la société Foncière Immobilière Courtois participe au cœur de Toulouse à hauteur de 35% à un programme de construction de 63 logements.

COURTOIS S.A

III- Rapport des commissaires aux comptes sur l'information financière semestrielle au 30 juin 2006

Période du 01 janvier 2006 au 30 juin 2006

Mesdames, Messieurs

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du Code de Commerce, nous avons procédé à :

- l'examen limité des comptes semestriels consolidés de la société COURTOIS S.A., relatifs à la. période du 1er janvier 2006 au 30 juin 2006, tels qu'ils sont joints au présent rapport ;

- la vérification des informations données dans le rapport semestriel

Ces comptes semestriels consolidés ont été établis sous la responsabilité du Conseil d'Administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes

Nous avons effectué notre examen limité selon les normes professionnelles applicables en France. Un examen limité de comptes intermédiaires consiste à obtenir les informations estimées nécessaires, principalement auprès des personnes responsables des aspects comptables et financiers, et à mettre en œuvre des procédures analytiques ainsi que toute autre procédure appropriée. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit effectué selon les nonnes professionnelles applicables en France. Il ne permet donc pas d'obtenir l'assurance d'avoir identifié tous les points significatifs qui auraient pu l'être dans le cadre d'un audit et, de ce fait. nous n'exprimons pas une opinion d'audit

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à. remettre en cause, au regard du référentiel IFRS tel qu'adopté dans l'Union européenne, la régularité et la sincérité des comptes semestriels consolidés et l'image fidèle qu'ils donnent du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les personnes et entités comprises dans la consolidation

Sans remettre en cause la conclusion exprimée ci-dessus, nous attirons votre attention sur le changement de méthode exposé dans la note 4 de l'annexe intitulée « *changement de méthode comptable en application des normes IFRS* » concernant la valorisation des immeubles de placement à la juste valeur.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés sur lesquels a porté notre examen limité,

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés.

Fait à Toulouse, le 13 *octobre 2006*

Les commissaires aux comptes

EXCO FICUCIAIRE DU SUD-OUEST — MAZARS

JEAN-MARIE FERRANDO — ERIK FLAMANT